August 18, 2014	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX foley.com WRITER’S DIRECT LINE 414.319.7348 brikkers@foley.com EMAIL

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Whiting Petroleum Corporation
Commission File Number: 1-31899
Preliminary Proxy Materials Relating to Whiting Petroleum Corporation
Special Meeting of Stockholders

Ladies and Gentlemen:

On behalf of Whiting Petroleum Corporation, a Delaware corporation (“Whiting”), we are transmitting for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), a preliminary joint proxy statement/circular (the “Proxy Statement”) and form of proxy (collectively, the “Preliminary Proxy Materials”) relating to a special meeting of Whiting stockholders. Immediately prior to this filing, an identical copy of the Proxy Statement has been filed by Kodiak Oil & Gas Corp., a Yukon Territory corporation (“Kodiak”), relating to a special meeting of Kodiak stockholders (the “Kodiak Filing”).

On July 13, 2014, Whiting, a wholly-owned subsidiary of Whiting (“Whiting Canadian Sub”) and Kodiak entered into an arrangement agreement pursuant to which the Whiting Canadian Sub will acquire all of the outstanding common shares of Kodiak in exchange for common shares of Whiting (the “Arrangement”). The Whiting securities issued in connection with the Arrangement are expected to be issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

Whiting is filing the Preliminary Proxy Materials because they contain a proposal that the Whiting’s stockholders approve the issuance of Whiting common stock pursuant to the Arrangement. In addition, the Preliminary Proxy Materials contain a proposal that the Whiting’s stockholders approve any motion to adjourn the Whiting special meeting, if necessary or appropriate, to solicit additional proxies.

For the Arrangement and in connection with the Kodiak Filing, Kodiak made a wire transfer in the amount of $513,943.78 as payment of the filing fee proscribed by Rule 0-11 of the Exchange Act. Pursuant to Rule 0-11(a)(2), the amount of Whiting’s filing fee in connection with the Arrangement is offset by the fee paid by Kodiak.

Please direct any communications concerning the Preliminary Proxy Materials to the undersigned at (414) 319-7348 or brikkers@foley.com or to John K. Wilson at (414) 297-5642 or jkwilson@foley.com.

Very truly yours,

/s/ Benjamin F. Rikkers

Benjamin F. Rikkers

cc:	Whiting Petroleum Corporation
Working Group

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